                                                -------------------------------
                                                          OMB APPROVAL
                                                -------------------------------
                                                OMB Number:          3235-0145
                                                Expires:      December 31, 1997
                                                Estimated average burden
                                                hours per response...14.90
                                                -------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                COMMON STOCK and
                SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                -----------------------------------------------
                         (Title of Class of Securities)

                                    713839108
                               ------------------
                                 (CUSIP Number)


                              Eric R. Markus, Esq.
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                             Washington, D.C. 20037
                             ----------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

            (Date of Event which Requires Filing of this Statement)

                               December 13, 1996
                               -----------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box is a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


 CUSIP NO.     713839108                                                                   PAGE 2 OF 10 PAGES
           -----------------
----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PB CAPITAL PARTNERS, L.P  94-3248865

----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [X]+
                                                                                                                 (b) [X]+

----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           WC
----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]


----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                 - 0 -
                       -----------------------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                92,350 (of Series B Shares) +
       OWNED BY         ----------------------------------------------------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    - 0 -
        WITH            ----------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                 92,350 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           92,350 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                  [ ]


----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.51% (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           PN
----------------------------------------------------------------------------------------------------------------------------

+  See Item 5 below.
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO.     713839108                                                                   PAGE 3 OF 10 PAGES
           -----------------
----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD C. BLUM & ASSOCIATES, L.P., 94-3205364

----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [X]+
                                                                                                                 (b) [X]+

----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          Not Applicable
----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]


----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
----------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                 -0-
                       -----------------------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                115,650 (of Series B Shares) +
       OWNED BY        -----------------------------------------------------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    -0-
        WITH           -----------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                 115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                  [ ]


----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           77.0% (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

           PN, IA
----------------------------------------------------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO.     713839108                                                                   PAGE 4 OF 10 PAGES
           -----------------
----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD C. BLUM & ASSOCIATES, INC., 94-2967812

----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [X]+
                                                                                                                 (b) [X]+

----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          Not Applicable
----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]


----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
----------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                 -0-
                       -----------------------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                115,650 (of Series B Shares) +
       OWNED BY        -----------------------------------------------------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    -0-
        WITH           -----------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                 115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                  [ ]


----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          77.0% (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO.     713839108                                                                   PAGE 5 OF 10 PAGES
           -----------------
----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD C. BLUM, ###-##-####

----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) [X]+
                                                                                                                 (b) [X]+

----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          Not Applicable
----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]


----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
----------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                                 -0-
                       -----------------------------------------------------------------------------------------------------
      NUMBER OF         8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                115,650 (of Series B Shares) +
       OWNED BY        -----------------------------------------------------------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                    -0-
        WITH           -----------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                 115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          115,650 (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                  [ ]


----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          77.0% (of Series B Shares) +
----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          IN
----------------------------------------------------------------------------------------------------------------------------

+  See Item 5 below.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 12 Pages


ITEM 1.          SECURITY AND ISSUER.

                 This Schedule 13D Amendment relates to the Series B Cumulative Convertible Preferred Stock (the "Series B Shares") of the Perini Corporation (the "Issuer") and the common stock of the Issuer into which such stock is convertible. As described more fully in Item 4 below, this Amendment is being filed because of the decision of PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), to assign certain of its rights and obligations to acquire the Series B Shares to Union Labor Life Insurance Company Separate Account P ("Account P") and the approval thereof by the Issuer.

ITEM 2.          IDENTITY AND BACKGROUND.

                 This Schedule 13D Amendment is filed by and on behalf of PB Capital, Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively the "Reporting Persons").

                 PB Capital is a limited partnership whose principal business is investing in securities and whose principal office is located at 909 Montgomery St., Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of PB Capital.

                 RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

 Name and Office Held          Business Address               Citizenship        Principal Occupation
 --------------------          ----------------               -----------        or Employment
                                                                                 ---------------

 Richard C. Blum               909 Montgomery St.             USA                President and
 President, Chairman and       Suite 400                                         Chairman of
 Director                      San Francisco, CA                                 investment adviser

 Nils Colin Lind               909 Montgomery St.             Norway             Managing Director of
 Managing Director, Assistant  Suite 400                                         investment adviser
 Secretary and Director        San Francisco, CA

 Jeffrey W. Ubben              909 Montgomery St.             USA                Managing Director of
 Managing Director of          Suite 400                                         investment adviser
 Investments                   San Francisco, CA

 Alexander L. Dean             909 Montgomery St.             USA                Managing Director of
 Managing Director of          Suite 400                                         investment adviser
 Investments and Director      San Francisco, CA

 Peter E. Rosenberg            909 Montgomery St.             USA                Managing Director of
 Managing Director of          Suite 400                                         investment adviser
 Marketing and Director        San Francisco, CA

 Michael Kane                  909 Montgomery St.             USA                Managing Director of
 Managing Director of          Suite 400                                         investment adviser
 Investments                   San Francisco, CA

 John H. Steinhart             909 Montgomery St.             USA                Managing Director of
 Managing Director, Chief      Suite 400                                         investment adviser
 Administrative Officer, and   San Francisco, CA
 Secretary

 George F. Hamel, Jr.          909 Montgomery St.             USA                Managing Director of
 Managing Director of          Suite 400                                         investment adviser
 Marketing                     San Francisco, CA

 Marc Scholvinck               909 Montgomery St.             USA                Managing Director of
 Managing Director, Chief      Suite 400                                         investment adviser
 Financial Officer, and        San Francisco, CA
 Assistant Secretary

 Thomas L. Kempner             40 Wall Street                 USA                Chairman, Loeb
 Director                      New York, NY                                      Partners Corporation,
                                                                                 Investment Banking
                                                                                 Business

                                                              Page 7 of 12 Pages



                                     * * *

                 To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 No change.

ITEM 4.          PURPOSE OF TRANSACTION.

                 PB Capital and RCBA L.P. entered into a Stock Purchase and Sale Agreement with the Issuer on July 24, 1996 whereby PB Capital agreed to acquire the Series B Shares. The Stock Purchase and Sale Agreement with the Issuer was amended on November 8, 1996. A copy of the amendment is attached hereto as Exhibit 4.2. Among other things, the amendment granted PB Capital a right to assign its obligations to acquire a portion of the Series B Shares to financially-responsible third parties. PB Capital assigned its rights and obligations to acquire 34,500 shares of the Series B Shares to Account P pursuant to an assignment agreement between PB Capital and Account P (the "Assignment Agreement") on December 13, 1996, after a board meeting of the Issuer at which such assignment was approved by the Issuer. In addition, PB Capital presently intends to assign its rights and obligations to acquire 23,300 shares of the Series B Shares to an account that RCBA, LP manages (with full investment discretion) for The Common Fund for Non-Profit Organizations ("The Common Fund") or to transfer such shares to The Common Fund's account after the closing.

                 The Reporting Persons are making this investment for investment purposes and, if the transaction is consummated, intend to participate actively in the direction of the Issuer. The consummation of the Stock Purchase and Sale Agreement pursuant to which this investment is to be made will lead to the addition to the Issuer's Board of Directors of three designees of the Reporting Persons, and membership of at least one of those three new directors on each of the Committees of the Board of Directors of the Issuer, except for the Executive Committee of the Board of Directors of the Issuer on which all of the new directors will serve. Also as reflected in Exhibits 4.1 and 4.2, consummation of the transaction will also lead to the amendment of the by-laws of the Issuer to provide that no action of the Board of Directors on certain matters be taken without the prior favorable recommendation of the Executive Committee and that the Executive Committee will oversee the chief executive officer of the Issuer. Finally, consummation of the transactions contemplated by the Stock Purchase and Sale Agreement, as amended, will lead to a management agreement (the "Management Agreement"), included as part of Exhibit 4.2, between the Issuer and Tutor-Saliba Corporation, a current holder of approximately 7.24% of the common stock of the Issuer, by which Tutor-Saliba will supply the services of Ronald Tutor ("Tutor") to serve as acting chief operating officer of the Issuer.

                 The consummation of the Stock Purchase and Sale Agreement is subject to certain significant contingencies set forth therein and in the amendment, including approval of the transaction by the shareholders of the Issuer at a special meeting and approval of the by-law amendment.

                 Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were no shares of Series B Shares and 4,898,648 shares of Common Stock issued and outstanding as of November 27, 1996.

                 Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following direct holdings and corresponding percentage interests in the Series B Shares and Common Shares (assuming the conversion of all Series B Shares into Common Shares):

                                                              Page 8 of 12 Pages



====================================================================================================================================
    NAME                                               SERIES B SHARES                      COMMON SHARES (AFTER CONVERSION)
                                             -------------------------------------      --------------------------------------------
                                              NUMBER OWNED          %AGE OWNED           NUMBER OWNED         %AGE OWNED
====================================================================================================================================
    PB Capital                                    92,350                   61.51%               1,907,626                  38.94%
------------------------------------------------------------------------------------------------------------------------------------
    RCBA, L.P. (for The Common Fund for           23,300                   16.65%                 481,296                   9.82%
    Non-Profit Organizations)
------------------------------------------------------------------------------------------------------------------------------------
    RCBA, L.P.                                         0                        0                       0                       0
------------------------------------------------------------------------------------------------------------------------------------
    RCBA Inc.                                          0                        0                       0                       0
------------------------------------------------------------------------------------------------------------------------------------
    Richard C. Blum                                    0                        0                       0                       0
====================================================================================================================================

         Tutor has had discussions with RCBA, L.P. about being one of the investors in PB Capital, and PB Capital plans to designate him as one of its designees to the Board of the Issuer. Tutor is the president of Tutor-Saliba Corp. which is the owner of approximately 351,318 shares of Common Stock or approximately 7.24% of the outstanding Common Stock of the Issuer.
Tutor-Saliba Corp. has sole voting and dispositive control over those shares and no voting or dispositive control over the Series B Cumulative Convertible Preferred Stock acquired by the Reporting Persons. Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, Tutor or Tutor-Saliba Corp., the Reporting Persons and Tutor expect that they will be consulting with each other and thus they and Tutor-Saliba Corp. may, for some purposes, be deemed to be members of a group with respect to the Issuer. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

         As a result of the Assignment Agreement and Account P Shareholders Agreement (defined below), the Reporting Persons and Account P may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. The filing of this Schedule shall not be construed as an admission that the Reporting Persons are the beneficial owner of any stock of the Issuer owned by Account P.

         (c) The Reporting Persons have engaged in no transaction involving such shares or the Common Stock for the 60 days prior to the date of the event requiring the filing of this statement except for: (i) the agreement to purchase the Series B Shares described above, (ii) the assignment to Account P of the rights and obligations to acquire 34,500 Series B Shares under the Stock Purchase and Sale Agreement, and (iii) the issuance to PB Capital on November 8, 1996 by the Issuer of 47,267 shares of the Issuer's common stock (which such shares were issued as a participation fee to PB Capital in exchange for its purchase of a 100% participation in a $10 million extension of credit by certain of the Issuer's lenders). PB Capital subsequently distributed the 47,267 shares of the Issuer common stock pro rata to its investors.

         (d)     No change.

         (e)     No change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that:

         (a) PB Capital will be a party to a voting agreement among it, the Issuer, David Perini, Tutor, Bart Perini, and Tutor-Saliba Corporation (and if they agree, Perini Memorial Foundation and David B. Perini Testamentary Trust) to vote in favor of the election of a director designated by PB Capital at the next shareholder meeting of the Issuer. The execution of this agreement is a condition to PB Capital's acquisition of the Series B Shares.

                                                              Page 9 of 12 Pages


         (b) For two years after the date that the Stock Purchase and Sale Agreement closes, PB Capital and RCBA L.P. have agreed not to purchase any securities, securities convertible into or exchangeable for Series B Shares of the Issuer except for: securities purchased or exchanged pursuant to the terms of the Stock Purchase and Sale Agreement, securities issued by the Issuer pursuant to stock splits, stock dividends, recapitalization, securities purchased by a broker-dealer affiliate of the Reporting Persons for the account of an unaffiliated customer, securities issued pursuant to the exercise of a warrant, option or other rights pursuant to a distribution to stockholders of the Issuer or from the Issuer directly, or securities issued pursuant to a business combination between the Issuer and an entity which is not an affiliate of the Reporting Persons.

         (c) For two years after the date that the Stock Purchase and Sale Agreement closes, PB Capital and RCBA L.P. have agreed to allow the Issuer the right of first refusal to purchase (under certain circumstances) the Series B Shares purchased pursuant to the Stock Purchase and Sale Agreement or the Common Stock into which it may be converted.

         (d) Under the Management Agreement, Ronald Tutor will receive options to purchase 150,000 shares of common stock of the Issuer.

         (e) As noted above, PB Capital, Account P, and the Issuer have entered into the Assignment Agreement. In addition, PB Capital and Account P have entered into a shareholders agreement (the "Account P Shareholders Agreement"), and RCBA L.P. and Account P have entered into a services agreement (the "Account P Services Agreement"). Under the Account P Shareholders Agreement, Account P has agreed to a five-year restriction on the transfer of the Series B Shares it acquires from the Issuer (and any common shares issued in exchange therefor), except that Account P will have the right to sell or distribute a portion of its shares of Series B Shares (or common shares issued in exchange therefor) on a pro rata basis with PB Capital. Under the Account P Services Agreement, Account P has agreed to pay RCBA L.P. certain fees for services rendered by RCBA in finding and structuring Account P's investment in the Series B Shares and providing quarterly reports on the performance thereof. Additionally, RCBA has agreed to share with Account P certain transaction fees, if any, earned by it with respect to the Preferred Shares and Account P has agreed to share with PB Capital certain expenses incurred by PB Capital and Account P in making the investment in the Series B Shares.

         (f) It is expected that prior to the Closing of the transaction, Account P, PB Capital and the Issuer will enter into a Registration Rights Agreement (the "Registration Rights Agreement") under which the Issuer has agreed, among other things, upon the request of the holders of a majority of the preferred Series B Shares to prepare and file with the Securities and Exchange Commission a registration statement for an offering to be made on a delayed or continuing basis with respect to the common shares or other securities issued upon conversion of the Series B Shares. A copy of the proposed form of Registration Rights Agreement is attached hereto as part of Exhibit 4.2.

         (g) It is further expected that prior to the Closing of the transaction, Account P, PB Capital, the Issuer, The Common Fund, and the holders of certain warrants to purchase shares of common stock of the Issuer (the "Initial Warrantholders") will enter into a Securityholders Agreement (the "Securityholders Agreement") under which holders of the Series B Shares, on the one hand, and the Initial Warrantholders, on the other hand, have agreed, among other things, that each of them may participate in a distribution in an underwritten offering under a shelf registration of certain securities by the other, and that each of them may under certain circumstances require the other to become subject to a lockup period with respect to the sale of securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 4.2, being the Second Amendment to the Stock Purchase and Sale Agreement between PB Capital, RCBA L.P. and the Issuer.

         The Stock Assignment and Assumption Agreement dated as of December 13, 1996, 1996 among PB Capital Account P, and the Issuer is being filed as an exhibit to the Schedule 13D of Account P.

         The Shareholders Agreement dated as of December 13, 1996 between Account P and PB Capital is being filed as an exhibit to the Schedule 13D of Account P.

         The Services Agreement dated as of December 13, 1996 between Account P and RCBA L.P. is being filed as an exhibit to the Schedule 13D of Account P.

                                                             Page 10 of 12 Pages

         The form of Securityholders Agreement among Account P, PB Capital, the Issuer, The Common Fund, and the Initial Warrantholders is being filed as an exhibit to the Schedule 13D of Account P.

                                                             Page 11 of 12 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 13, 1996

PB CAPITAL PARTNERS, L.P.                                  RICHARD C. BLUM & ASSOCIATES, L.P.

By       Richard C. Blum & Associates, L.P., its           By      Richard C. Blum & Associates, Inc., its
         General Partner                                           General Partner

         By      Richard C. Blum & Associates,                     By       /s/
                 Inc., its General Partner                                  ------------------------------------------------------
                                                                            John H. Steinhart, Chief
                                                                            Administrative Officer and Managing Director
                 By       /s/
                          ---------------------------------
                          John H. Steinhart, Chief
                          Administrative Officer and
                          Managing Director


RICHARD C. BLUM & ASSOCIATES, INC.                         RICHARD C. BLUM

By       /s/                                               By      /s/
         ---------------------------------                         ----------------------------------
         John H. Steinhart, Chief Administrative                   By John H. Steinhart, Attorney-in-Fact
         Officer and Managing Director

                                                             Page 12 of 12 Pages

                                   EXHIBIT A

                            JOINT FILING UNDERTAKING

         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   December 13, 1996


PB CAPITAL PARTNERS, L.P.                                  RICHARD C. BLUM & ASSOCIATES, L.P.

By       Richard C. Blum & Associates, L.P., its           By      Richard C. Blum & Associates, Inc., its
         General Partner                                           General Partner

         By      Richard C. Blum & Associates,                     By       /s/
                 Inc., its General Partner                                  ------------------------------------------------------
                                                                            John H. Steinhart, Chief
                                                                            Administrative Officer and Managing Director
                 By       /s/
                          ---------------------------------
                          John H. Steinhart, Chief
                          Administrative Officer and
                          Managing Director

RICHARD C. BLUM & ASSOCIATES, INC.                         RICHARD C. BLUM

By       /s/                                               By      /s/
         ---------------------------------                         ----------------------------------
         John H. Steinhart, Chief Administrative                   By John H. Steinhart, Attorney-in-Fact
         Officer and Managing Director